[Letterhead of MarkWest Energy Partners, L.P.]

January 12, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Carman Moncada-Terry, Division of Corporation Finance

  Re:
  MarkWest Energy Partners, L.P.
  Post-Effective Amendment to Registration Statement on Form S-3
  Filed December 7, 2006
  File No. 333-133439

Dear Ms. Moncada-Terry:

        Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership ("MarkWest" or the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated December 28, 2006, with respect to MarkWest's Post-Effective Amendment to Registration Statement on Form S-3 filed with the Commission on December 7, 2006, File No. 333-133439 (the "Registration Statement"). For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the response to the Staff's comments correspond to the pages in the amendments to the Registration Statement that the Company has filed today via EDGAR.

Where You Can Find More Information

1.
Please revise to incorporate by reference the Exchange Act registration statement relating to the common units that are the subject of this registration statement. See Item 12(a)(3) of Form S-3.

  Response: The Company has revised the disclosure on page 88 to incorporate by reference the Exchange Act registration statement on Form 8-A filed with the Commission on February 14, 2002 related to the common units that are the subject of the Registration Statement.

  Please direct any questions or comments regarding the foregoing to me at (303) 925-9256.

Sincerely,

/s/ ANDREW L. SCHROEDER Andrew L. Schroeder Vice President and Treasurer MarkWest Energy Partners, L.P.
cc:
Frank Semple, Issuer
Nancy Buese, Issuer
David P. Oelman, Vinson & Elkins L.L.P.
Matthew R. Pacey, Vinson & Elkins L.L.P.